Filed Pursuant to Rule 424(b)(3)

Registration No. 333-146341

KBS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 5 DATED AUGUST 13, 2008

TO THE PROSPECTUS DATED APRIL 22, 2008

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust II, Inc. dated April 22, 2008, supplement no. 1 dated May 30, 2008, supplement no. 2 dated June 30, 2008, supplement no. 3 dated July 15, 2008 and supplement no. 4 dated August 5, 2008. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust II, Inc. and, as required by context, KBS Limited Partnership II, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering; and

•	the declaration of daily dividends for the period from August 16, 2008 through August 31, 2008 and the period from September 1, 2008 through September 30, 2008.

Status of the Offering

We commenced our initial public offering of 280,000,000 shares of common stock on April 22, 2008. As of August 11, 2008, we had received gross offering proceeds of approximately $60.4 million.

Declaration of Dividends

On August 12, 2008, our board of directors declared a daily dividend for the period from August 16, 2008 through August 31, 2008, which we will pay in September 2008, and a daily dividend for the period from September 1, 2008 through September 30, 2008, which we will pay in October 2008. Investors may choose to receive cash distributions or purchase additional shares through our dividend reinvestment plan. The dividends will be calculated based on stockholders of record each day during these periods at a rate of $0.00178082 per share per day and will equal a daily amount that, if paid each day for a 365-day period, would equal a 6.5% annualized rate based on a purchase price of $10.00 per share. We expect these distributions to be funded in part by our funds from operations but that a majority of these distributions will be funded with debt financing.